Exhibit 99.1

Baidu to Pursue Voluntary Conversion to Dual-Primary Listing on The Main Board of The Stock Exchange of Hong Kong Limited

Beijing, July 16, 2026 — Baidu, Inc. (“Baidu” or the “Company”) (Nasdaq: BIDU; HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), a leading AI company with strong Internet foundation, today announced that the board of directors of the Company (the “Board”) approved a motion to pursue the voluntary conversion to dual-primary listing (the “Primary Conversion”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”). The Primary Conversion is expected to become effective within this year. The Board also authorized the Company’s management to proceed with the relevant preparatory work and undertake the necessary procedures to complete the Primary Conversion.

After the Primary Conversion, the Company will become a dual-primary listed company on the Main Board of the Hong Kong Stock Exchange and the Nasdaq Global Select Market, and its Class A ordinary shares and American depositary shares will continue to be traded on both stock exchanges (as the case may be) and remain mutually fungible. The Company believes that the dual-primary listing, once effective, will enhance the liquidity of its securities, broaden its investor base and provide greater flexibility in accessing both capital markets.

The Primary Conversion is conditional upon and subject to, among other things, market conditions and the obtaining of the necessary regulatory approvals. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion in accordance with applicable laws and regulations as and when appropriate. This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” and similar statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of the announcement, and Baidu undertakes no duty to update such information, except as required under applicable law.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

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